EXHIBIT 4

                                  [TRANSLATION]

                                                                  March 22, 2006

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


              IMMEDIATE REPORT CONCERNING APPOINTMENT OF A DIRECTOR
                                (NOT A COMPANY)

                 Regulation 34(b) of the Securities Regulations
                      (Periodic and Immediate Reports)1970

 NOTE: Pursuant to Regulation 34(d) of the Securities Regulations (Periodic and
      Immediate Reports) 1970, in addition to this Report, a list of senior executives, on Form 97, must be filed

1. Family name and first name: Green Ehud
Type of identification number: Identity Card
Identification number: 52229432
Type of citizenship: Israeli

2. Date of birth: April 6, 1954

3. Address for service of process: 12 Bet Hadfoos Street, Jerusalem

4. The position that was appointed: Outside Director

5. Prior position with the company before the appointment: Outside Director

6. The date on which appointment will commence: March 22, 2006

7. Education:

         DEGREE            SUBJECT          INSTITUTION
         ------            -------          -----------

           BA              History          Hebrew University
           JD                Law            Tel Aviv University

8. Primary activities during past 5 years:

        POSITION                PLACE OF WORK                     TERM
        --------                -------------                     ----

Independent practitioner    Ehud Green Assoc.-Jerusalem     Since January 1997

9. Appointed as alternate director for    N/A

10. The director SERVES as a director in another company.
    R.A. Green Ltd. ID # 51-3322198

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11. The director IS NOT an employee of the company or a subsidiary or an affiliated company.

12. The director IS NOT a relative of another interested shareholder of the company.

13. The director DOES NOT OWN shares and convertible securities of the company or a subsidiary or affiliated company.

14. The director IS a member of a committee of the board of directors: Audit committee.

15. The director IS NOT an accounting and financial expert (as defined in the guideline issued by the [Israel] Securities Authority pursuant to Section 36A of the Securities Law-1968.

Mr. E. Green has ["]professional qualifications["] .

Mr. E. Green is not a director that was regarded by the company as having accounting and financial expertise for the purpose of satisfying the minimum number determined by the board of directors pursuant to Section 92(a)(12) of the Companies Law.